UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ **Form C: Offering Statement**

☐ **Form C-U: Progress Update:**

☐ **Form C/A: Amendment to Offering Statement:**

☐ **Check box if Amendment is material and investors must reconfirm within five business days.**

☐ **Form C-AR: Annual Report**

☐ **Form C-AR/A: Amendment to Annual Report**

☐ **Form C-TR: Termination of Reporting**

Name of issuer: Combat Flip Flops LLC

Legal status of issuer:

Form: LLC

Jurisdiction of Incorporation/Organization: DE

Date of organization: 12-22-2014

Physical address of issuer: 50 SE Bush ST, Issaquah WA 98027

Website of issuer: www.combatflipflops.com

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: COMMUNITY BOND, LLC

CIK number of the intermediary: 0001982194

SEC file number of intermediary: 007-00443

CRD number, if applicable, of intermediary: 327933

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

$5,875 onboarding fee + 5% of raise amount. Refer to Exhibit A for a full explanation of fees.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of security offered: Common Units

Target number of securities to be offered: 10,452

Price (or method for determining price): $0.9568

Target offering amount: $10,000.47

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): 119,999.94

Deadline to reach the target offering amount: January 30, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 3

Total Assets:	Most recent fiscal year-end:	$136,032.20	Prior fiscal year-end:	$140,788,65
Cash & Cash Equivalents:	Most recent fiscal year-end:	$63,352.09	Prior fiscal year-end:	$106,773.80
Accounts Receivable:	Most recent fiscal year-end:	$11,155.45	Prior fiscal year-end:	$4,138.42
Short-term Debt:	Most recent fiscal year-end:	$124,713.93	Prior fiscal year-end:	$152,254.54
Long-term Debt:	Most recent fiscal year-end:	$196,924.42	Prior fiscal year-end:	$372,293.84
Revenues/Sales:	Most recent fiscal year-end:	$675,995.42	Prior fiscal year-end:	$1,249,614.13
Cost of Goods Sold:	Most recent fiscal year-end:	$396,835.41	Prior fiscal year-end:	$621,612.22
Taxes Paid:	Most recent fiscal year-end:	$1,086.89	Prior fiscal year-end:	$1,449.63
Net Income:	Most recent fiscal year-end:	($79,100.98)	Prior fiscal year-end:	($15,583.78)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code

X	Alabama	AL		X	Montana	MT		X	District of Columbia	DC
X	Alaska	AK		X	Nebraska	NE		X	American Samoa	B5
X	Arizona	AZ		X	Nevada	NV		X	Guam	GU
X	Arkansas	AR		X	New Hampshire	NH		X	Puerto Rico	PR
X	California	CA		X	New Jersey	NJ		X	Northern Mariana Island	1V
X	Colorado	CO		X	New Mexico	NM		X	Virgin Islands	VI
X	Connecticut	CT		X	New York	NY				
X	Delaware	DE		X	North Carolina	NC		X	Alberta	A0
X	Florida	FL		X	North Dakota	ND		X	British Columbia	A1
X	Georgia	GA		X	Ohio	OH		X	Manitoba	A2
X	Hawaii	HI		X	Oklahoma	OK		X	New Brunswick	A3
X	Idaho	ID		X	Oregon	OR		X	Newfoundland	A4
X	Illinois	IL		X	Pennsylvania	PA		X	Nova Scotia	A5
X	Indiana	IN		X	Rhode Island	RI		X	Ontario	A6
X	Iowa	IA		X	South Carolina	SC		X	Prince Edward Island	A7
X	Kansas	KS		X	South Dakota	SD		X	Quebec	A8
X	Kentucky	KY		X	Tennessee	TN		X	Saskatchewan	A9
X	Louisiana	LA		X	Texas	TX		X	Yukon	B0
X	Maine	ME		X	Utah	UT		X	Canada (Federal Level)	Z4
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				
X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Combat Flip Flops LLC.

(Issuer)

/s/ Matthew Griffin, CEO

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matthew Griffin

(Signature)

CEO, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
------
(Title)

December 15, 2023

(Date)

/s/ Andy Sewrey

(Signature)

President, Director

(Title)

December 15, 2023

(Date)

/s/ Donald Lee

(Signature)

CMO, Director

(Title)

December 15, 2023

(Date)

Exhibit A

EXHIBIT A TO FORM C – OFFERING STATEMENT

December 15, 2023

COMBAT FLIP FLOPS LLC

Target Offering Amount of $10,000.47
Maximum Offering Amount of $119,999.94

Combat Flip Flops LLC ("**CFF**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $10,000.47 (the "**Target Offering Amount**") and up to a maximum amount of $119,999.94 (the "**Maximum Offering Amount**") of the Company's Common Units (the "**Securities**") at a price of $0.9568 per Unit on a best-efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by one year from the date of this Offering Statement (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Potential purchasers of the Securities are referred to herein as "**Investors**," "**Purchasers**," or "**you**." In order to purchase the Securities, you must complete the purchase process through our intermediary, Community Bond, LLC (the "**Intermediary**"). All committed funds will be held in escrow with North Capital Private Securities Corporation (the "**Escrow Facilitator**") until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to amend or terminate our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors(1)		Intermediary Commissions (2)		Net Proceeds	
Minimum Individual Purchase Amount (3)	$	49.75	$	2.49	$	47.26
Target Offering Amount	$	10,000.47	$	500.02	$	9,500.45
Maximum Offering Amount(4)	$	119,999.94	$	6,000.00	$	113,999.94

(1) This does not include any Investment Fees charged by the Company. The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

(2) This does not include Offering expenses paid to non-intermediary entities, such as marketing expenses, and audit fees. In addition to the five percent (5%) fee shown here, the Intermediary will also receive a $5,000.00 onboarding fee. The Intermediary will be reimbursed for all expenses incurred by the Intermediary on behalf of the Company, including a $5 per Investor processing fee charged the Intermediary's technology provider, Escrow Fees, and all fees associated with the use of any credit card or alternative considerations processors.

(3) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is December 15, 2023.

TABLE OF CONTENTS

[*Remainder of page intentionally left blank*]

ABOUT THIS FORM C

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized any person to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our securities. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our securities.

The Company

Combat Flip Flops LLC is a Delaware limited liability company originally formed as a Washington state limited liability company in 2014 under the name CFF Acquisition LLC. In 2016, the Company changed its name to Combat Flip Flops and converted to a Delaware limited liability company. The Company is headquartered in Washington State but maintains its registration in Delaware. Our primary business is the distribution and sale of our trademarked footwear, apparel, and accessories which are manufactured in conflict or post conflict zones.

Capital Structure

The Company is authorized to issue two classes of Interests, Common Units and Preferred Units, with each unit representing an equal share in the Company. The Company's total authorized units consist of 10,559,745 Common and Preferred Units, of which 10,312,500 Units are currently issued and outstanding. The Company may increase the number of authorized units in each category or create additional categories of Units with the approval of its Board of Directors and majority approval of its Unit Holders (where each Common and Preferred Unit Holder will have one vote) plus the majority approval of its Series Seed Preferred Unit Holders.

Management

The Company is governed by a five member Board of Directors, with one director being is elected or removed by the written consent of the Preferred Units and the four remaining four Directors are elected or removed by the written consent of a majority of interests of all members (with Common and Preferred Units each receiving one vote). Day to day operations are carried out by the Company's three officers, who are also co-founders of the Company and comprise three of the five members of the Company's Board of Directors.

Transfer Restrictions

Our Operating Agreement (attached as Exhibit C) contains significant restrictions on the transfer of interests. Our Board of Directors may refuse a transfer by a holder of its interest(s) for any number of reasons. Furthermore, as our interests are not registered under the Securities Act, transfers of our interests may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our interests and none is likely to develop in the future.

The Offering

Target (Minimum) Offering Amount	$10,000.47
Total Amount of the Securities to be Sold in Offering (if Target Offering Amount met)	10,452 (up to 125,418)
Maximum Offering Amount	$119,999.94
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	10,322,952 (up to 10,437,918)
Price Per Security	$0.9568
Minimum Individual Purchase Amount[†]	$49.75 (52 Common Units)[+]
Offering Deadline	January 30, 2024

+ The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

Investor Fees

The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

The aggregate amount of these fees are not included towards the $119,999.94 Maximum Offering Amount and this fee is not factored into each Investor's maximum investment amount permitted for unaccredited investors.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Officers and Directors

Name	Position and Offices Held	Term of Office
Matthew Griffin	CEO; Director	December 2014 - Present
Andy Sewery	President; Director	December 2014 - Present
Donald Lee	CMO, Director	December 2014 - Present
John Sercu	Director	January 2015 - Present
Nicolette Hortsch	Director	November 2023 - Present
Casey Stenzel	Director	January 2015 - November 2023

Matthew Griffin (CEO, Director):

Iowa Native, Graduate of the United States Military Academy at West Point, Army Ranger, Combat Veteran, Henry Crown Fellow, Entrepreneur. His responsibilities at Combat Flip Flops, LLC include responsibility for setting the overall company direction, management of wholesale accounts, public relations, social media marketing, and partnerships.

Andy Sewery (President, Director):

Montana Native, 30 years experience in manufacturing. Responsible for the growth of Combat Flip Flops operations from a small garage to an international manufacturer working in Afghanistan, Colombia, Laos, and the United States. His responsibilities at Combat Flip Flops, LLC include product design, manufacturing, logistics, and finances.

Donald Lee (Chief Marketing Officer, Director):

California Native, Army Ranger, Combat Veteran. 25 years' experience in the online ecommerce industry. Prior to co-founding Combat Flip Flops, Donald managed digital advertising portfolios supporting over $50MM annual spend. At Combat Flip Flops, LLC, he is responsible for online advertising, affiliate advertising, and all marketing efforts.

John Sercu (Director)

John Sercu is the CEO and Chairman of the Board for TA Group Holdings. John has 16 years of experience owning, operating, leading, and growing businesses in technology, services, consulting, staffing, and consumer products industries. Before leading TA Group Holdings, John served in the US Army and also spent nine years in consumer products sales operations with Coke, Pepsi, and The Coors Brewing Company as their National Sales Manager. John's strength lies in sales optimization; his specialty is evaluating business opportunities and crafting and implementing the vision and strategies necessary to drive financial growth. John particularly enjoys mentoring tenure Presidents and CEO's, serving on the Board of several companies, and participating as an active member of the Pacific NW Chapter of YPO.

Nicolette Hortsch (Director)

Nicolette Hortsch is vice president of finance for TA Group Holdings and TAG Team Ventures, and serves as the Director representing the interest of the Company's Series Seed Investors on the Company's Board. Prior to joining TA Group Holdings in 2014, she was previously a Controller and interim CFO for a startup company. She also worked at Arthur Andersen in both audit and consulting in Chicago and Seattle, where she gained valuable experience helping companies launch IPO's, make acquisitions, as well as implement new ERP software and streamline business processes.

Casey Stenzel (former Director)

Casey is directly responsible for TA Group's financial management and reporting, and previously served as the Director representing the interest of the Company's Series Seed Investors on the Company's Board. With 23 years of accounting, finance, and consulting experience in several companies and industries, Casey is constantly analyzing the financial feasibility of Ratio's growth strategies. Casey's vast experience and proactive approach to financial management has led to TAGs continued financial success. Casey earned his Bachelors of Business Administration from the University of Washington in 1990, and his CMA in 1997 while working in public accounting with Arthur Andersen LLP. Casey most recently was a divisional CFO at Microsoft, supporting Bing.com.

Indemnification

The Company is required to indemnify its members, managers, directors, and officers (each a "Covered Person") acting in their professional capacity to the fullest extent legally permitted by Section 6.10 of the LLC Agreement (see Exhibit C to this Form C). Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a Covered Person is adjudged to be guilty of gross negligence, recklessness, willful misconduct, or to have acted not in good faith and without a reasonable belief that said conduct was not opposed to the Company's best interests. The Company is required to advance legal and other expenses to a Covered Person while any legal actions, proceedings, or investigations are pending. As of the date of this Offering, the Company has not purchased insurance coverage to cover these obligations, although it may do so at a later point.

CAPITAL STRUCTURE AND DEBT

Outstanding Units

The Company has a total of 10,559,745 authorized units, of which 10,312,500 Units are currently issued and outstanding; consisting of 8,520,440 common units (the "**Common Units**", 8,390,842 of which are currently issued and outstanding and 125,418 are authorized for sale in this Offering) and 2,039,305 series seed preferred units (the "**Preferred Units**", of which 1,921,658 are currently issued and outstanding and 117,647 are reserved for the conversion of the Convertible Note described below). At the closing of this Offering, assuming the Maximum Offering Amount is sold, 125,418 Common Units will be issued with the potential of up to a total of 8,520,440 Common Units and 10,437,918 total units being issued and outstanding.

Outstanding Options, Safes, Convertible Notes, Warrants

Convertible Note

In October of 2023, the Company issued a $100,000 convertible promissory note ("Convertible Note") to an investor. This note accrues 6% simple interest and requires no payments until the Investor chooses to demand payment (which it may not do until December 31, 2026). The convertible promissory note may, at the point the Company engages in additional capital raises, convert to Preferred Units of the Company at a price per unit equal to the lesser of 80% of the lowest price per unit paid at the time of the financing OR the price per unit obtained by dividing $8,800,000 by the Company's Fully Diluted Capitalization, as defined in the Convertible Note agreement. For a full discussion of the rights of the Convertible Noteholder, see the Form of Series Seed Preferred 2023 Convertible Promissory Note attached hereto as Exhibit E.

Warrants and Options

The Company has no outstanding warrants or options.

Outstanding Debt (as of October 31, 2023)

The Company has a total of $306,394 in outstanding debt, including the $100,000 Convertible Note described above, and the following:

- Note payable: $135,602 (Note to Craft3, a nonprofit Community Development Financial Institution, with a 7% Interest Rate and no maturity date, the Company is currently making interest only payments)

- Note payable: $20,580 (Note to Stetler, a non-related private lender, with a 6% Interest Rate and no maturity date, the Company is currently making interest only payments)

- Note payable: $50,000 (Note to Zuma Rock Ventures a non-related private wealth management firm, with a 5% Interest Rate that matures in August 2026).

- Paypal working capital loan: $211.96 (No Interest, pre-paid fee when loan was taken out; this debt is now completely paid off as of the date of this offering Circular).

As of October 31, 2023, the Company is also liable for a total of $61,743.04 in reimbursements to its CEO (Matthew Griffin) and President (And Sewery) for expenses personally paid by these individuals on behalf of the Company. These amounts bear no interest and are payable on demand.

DESCRIPTION OF BUSINESS

Description of the Business

Combat Flip Flops is a service-disabled, veteran-owned small business that designs, manufactures, and sells footwear, apparel, and accessories manufactured conflict or post conflict zones to the U.S., Canadian, Australian, and UK Markets. Combat Flip Flops distributes its trademarked products through its direct-to-consumer website, Amazon.com, and retailers.

Market Opportunities

Flip flops are the top selling style of footwear globally with a market size of $20B with an estimated 4.2% annual growth rate through 2025. The North American market served by combat flip flops is the fastest growing market with a current market size of $4B.[1] We consider the Company to be at the top end of small businesses operating in this sector. While vulnerable to supply chain disruptions because of our philosophy of manufacturing our products in unstable conflict zones, Combat Flip Flops is insulated from the increased manufacturing and shipping costs incurred by our competition that primarily manufactures in China.

The "Stay at Home" market created in 2020 created stronger demand for casual and relaxation footwear sold through online retailers and Amazon.com. Our online marketing presence and ability to drive direct to consumer sales has positioned Combat Flip Flops for higher profitability than our competitors.

Combat Flip Flops customer market has been refined over the past 12 years of business. Our customer is a 22-58 year old male, college educated, and is connected to the military/law enforcement/first responder markets. Customers are primarily located in Southern California, Texas, Florida, North Carolina, Washington DC, New York, and Washington State. Additionally, Combat Flip Flops markets to that demographic within a 25 mile radius of major Army, Navy, and Air Force installations.

We are also expanding our business in the retail space: In 2023, the Army and Marine Corps military exchanges placed opening orders for 38 stores. Sales are being received well and we expect to grow military exchange presence in 2024. However, retail is struggling and many retailers are on a "buying hold," so currently we are not actively pursuing additional retail channels.

Our Mission

Combat Flip Flops creates peaceful, forward-thinking opportunities for self-determined entrepreneurs affected by conflict. Our willingness to take bold risks, build community connections, and distinct designs communicate our, "Business, Not Bullets" approach - flipping the view on how wars are won.

---

[1] Market size and growth rate data is from Grand View Research (https://www.grandviewresearch.com/industry-analysis/flip-flops-market)

Our Products

Combat Flip Flops designs and sells a variety of Footwear, Apparel, and Accessories. A full list of our products can be viewed at https://www.combatflipflops.com/.[2] Some representative products include:

Men's AK-47
Made in Bogota, Columbia

Nothing says style, durability, and dependability like a massaged AK. The new Combat Flip Flops AKs culminate 10 years of development and customer feedback. With the new ergonomic footbed, injection molded arch supports inside and out, and quality leathers, you'll never regret a day in these AKs.

More info at https://www.combatflipflops.com/collections/mens-flip-flops/products/mens-ak-47-flip-flops

Men's and Women's Cashmagh -
Made in Kabul, Afghanistan

This 100% Afghan Cashmere Shemagh is sourced and loomed in Kabul, Afghanistan. Prior to the fall of Kabul, we worked to set up a full supply chain in Afghanistan to support cashmere goat herders, workers to harvest the material, and looms to weave the finest scarf on the market. Two weeks prior to the fall, we received the first samples, then everything fell apart. Two years later, we're back in action. 100% Pure Handmade Afghan Cashmere.

More info at https://www.combatflipflops.com/products/afghan-cashmere-scarf-cashmagh

Be a Better Human Bangle
Made in Laos

Life is a story. The best chapters are those with happy endings. The adventure-filled pages where you stepped up and became a better human being. This aluminum bangle made from unexploded ordnance (UXO)(AKA Land Mines) leftover from the Vietnam War writes a page that reads something like, "I knew the clearing landmines was difficult but doable. I knew I could do more, so I did."

More info at https://www.combatflipflops.com/collections/05-jewelry/products/be-a-better-human-bangle

Be a Better Human Apparel
Printed in the USA

Combat Flip Flops LLC offers a complete line of apparel and accessories using the Trademarked Term "Be a Better Human."

More info about one of the many items bearing this slogan can be found at https://www.combatflipflops.com/collections/mens-apparel/products/22-1-be-a-better-human-mens-t-shirt

History

Combat Flip Flops LLC is a Delaware limited liability company originally formed as a Washington state limited liability company in 2014 under the name CFF Acquisition LLC. After securing investment by Shark Tank's Mark Cuban (as seen on Shark Tank Episode 719), the Company changed its name to Combat Flip Flops and converted to a Delaware limited liability company in 2016. The Company is headquartered in Washington State but maintains its registration in Delaware.

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[2] The contents of the Company's website are for exemplary purposes only and not incorporated into this filing. Our references to the URL for this website are intended to be inactive textual references only.

Intellectual Property

The Company currently holds federally registered trademarks on the phrases "Combat Flip Flops" (when used for flip flops or footwear not for athletic use; U.S. Registration Number 4726003), "Be a Better Human" (when used for footwear; shirts; shoes; sweatshirts; t-shirts; U.S. Registration Number 6791901), and "Floperator" (as used for flip flops or footwear; U.S. Registration Number 5124013).

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The Company's business model is to distribute and sell goods which are manufactured in unstable war zones.

The Company's business model involves intentionally manufacturing its products in unstable war zones, which creates substantial supply chain challenges which the Company may not be able to overcome. These products are at an unusually high risk of being stolen, set on fire, lost in transit, or held indefinitely. Products which are destroyed or held up cannot be sold, which may negatively impact the profitability of the Company and may also restrict the Company's ability to purchase new products from its manufacturers, resulting in fewer products for sale, higher manufacturing costs, and longer wait times for consumers, all of which would negatively impact the Company, and which could cause an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Security breaches of confidential user information in connection with our products may adversely affect our business.

Our business requires the collection, transmission, and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, users' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

Supply chain disruptions could be harmful to our operations.

Supply chain disruption poses a significant risk to our Company, and could negatively impact our ability to innovate, manufacture, and deliver products to customers effectively. Our Company relies on complex global supply networks, involving intricate chains of suppliers, manufacturers, and distributors. Any disruption, whether due to natural disasters, geopolitical tensions, or unexpected events like the recent COVID-19 pandemic, can lead to shortages in essential components. This means potential delays in production and shipment, increased costs due to expedited sourcing, and, ultimately, dissatisfied customers.

If we are not able to maintain and enhance our brands. our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed.

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. Additionally, the actions of developers or advertisers may negatively affect our customers. We may also experience media, legislative, or regulatory scrutiny of our actions or decisions regarding the manufacture and sale of our products, advertising, competition, and other issues, including actions or decisions in connection with elections, pandemics, or geopolitical events, which may in the future adversely affect our reputation and brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The markets for our products may be negatively impacted by market conditions.

Our success will depend on continued demand for high end footwear and clothing. Concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Reliance on third-party service providers creates risks for the Company.

Some of the Company's operations rely on the Company's third-party service providers to manufacture and deliver our products. Any interruptions, delays, or disruptions in and to the delivery of such services could expose the Company to liability and harm the Company's business and reputation.

The Company's success depends in part on the experience and skill of the Board of Directors, its executive officers, and key employees.

We are dependent on our Board of Directors, executive officers, and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our Board of Directors, executive officers, and/or key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase **Securities** may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

As part of this investment, each Investor will be required to agree to the terms of the subscription agreement included an exhibit to this Form C. In the agreement, Investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit the ability of Investors to bring claims in judicial forums that they find favorable to such disputes, may increase Investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Financial projections may be wrong.

Certain financial projections concerning the future performance of our business are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

These and all other financial projections, and any other statements previously provided to the Purchaser relating to the Company or its prospective business operations that are not historical facts, are forward-looking statements that involve risks and uncertainties. Sentences or phrases that use such words as "believes," "anticipates," "plans," "may," "hopes," "can," "will," "expects," "is designed to," "with the intent," "potential" and others indicate forward-looking statements, but their absence does not mean that a statement is not forward- looking.

Such statements are based on our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $0.9568 per-unit price from an internal valuation analysis that includes typical valuations of other consumer product companies, the Company's position in the market relative to similar companies, and projected increases in revenue based on new retail partners and products. This valuation process is necessarily built on projects and assumptions of Management, highly imprecise, and done by the Management of the Company, who are biased to view the value of the Company more favorably. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per unit of the Company's outstanding units immediately before the commencement of this Offering. Even with the inflow of Offering Proceeds, the net tangible book value per unit of the Common Unit immediately after this Offering's conclusion will still be substantially lower than $0.9568.

Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Securities at the $0.9568 offering price (or at any other price), and you risk overpaying for your investment.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes, and not with a view to resale or distribution thereof.

The purchase of Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory, or otherwise, owed to Investors. This lack of information could put

Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The unit price of our common units has been, and will likely continue to be, volatile, and you may be unable to resell any converted units at or above the price at which you acquired them.

The trading price of our Common Units has been, and is likely to continue to be, highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control.

The market price for our securities may be influenced by many factors that are beyond our control, including, but not limited to:

- variations in our revenue and operating expenses;
- market conditions in our industry and the economy as a whole;
- actual or expected changes in our growth rates or our competitors' growth rates;
- developments or disputes concerning patent applications, issued patents or other proprietary rights;
- developments in the financial markets and worldwide or regional economies;
- variations in our financial results or those of companies that are perceived to be similar to us;
- announcements by the government relating to regulations that govern our industry;
- sales of our Common Units or other securities by us or in the open market;
- changes in the market valuations of other comparable companies; and
- general economic, industry and market conditions.

The trading price of our Securities might also decline in reaction to events that affect other companies in our industry, even if these events do not directly affect us. Each of these factors, among others, could harm the value of your investment in our Securities. In the past, following periods of volatility in the market, securities class-action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management's attention and resources, which could materially and adversely affect our business, operating results and financial condition.

Our largest members (who are also the Company's co-founders and officers) beneficially owns a significant number of units of our common units. Such member's interests may conflict with other members, who may be unable to influence management and exercise control over our business.

As of the date of this offering, our largest members, Matthew Griffin, Andy Sewrey, and Donald Lee collectively own 6,650,145 Common Units or approximately 63.76% of our units currently outstanding. As a result, such members may be able to: elect or defeat the election of our directors, amend, or prevent amendment to our Articles of Organization and/or LLC Agreement, effect or prevent a merger, sale of assets or other corporate transaction, and control the outcome of any other matter submitted to the members for vote. Accordingly, other members may be unable to influence management and exercise control over our business.

The Company's Limited Liability Company Agreement gives majority Members the right to "drag-along" minority investors when the majority Members are selling their interests.

At any time prior to the consummation of a Qualified Public Offering, the holders of a majority of the Company's units may, with the consent of the Company's Board of Directors, "drag-along" minority Members by forcing them to participate in the sale at the same price and on the same terms as the majority Members who negotiated that transaction. Upon the receipt of a duly authorized "drag along notice,") all Company Members are required to sell their units, raise no objection to the transaction, vote in favor of the transaction (if a vote of the members is required), and waive and dissenters' rights (e.g., rights to appraisal). This could result in you being forced to sell your Securities at a price or time that is different from what you would prefer in the absence of such rights, and could have tax consequences to you.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our units.

We have never paid cash dividends on our unit and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our unit will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our unit may be less valuable because a return on your investment will only occur if its unit price appreciates.

Our Common Units are not currently traded, and in the future, may only be thinly-traded, and you may be unable to sell at or near ask prices or at all if you need to sell your units to raise money or otherwise desire to liquidate such units.

We cannot predict the extent to which an active public market for our Common Units will develop or be sustained due to a number of factors, including the fact that we are a small company that is relatively unknown to unit analysts, unit brokers, institutional investors, and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our units until such time as we became more seasoned and viable. Consequently, there currently is no trading in our units, and in the future, there will likely be periods of several days, weeks, months or more when trading activity in our units is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on unit price. We cannot give you any assurance that a broader or more active public trading market for our common unit will develop or be sustained, or that current trading levels will be sustained.

The market price for our Common Units may be particularly volatile given that we are a relatively small company and have experienced losses from operations that could lead to wide fluctuations in our unit price. You may be unable to sell your Common Units at or above your purchase price if at all, which may result in substantial losses to you.

Our Common Units may be subject to penny stock rules, which may make it more difficult for our members to sell their Common Unit.

Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny unit rules adopted by the SEC. Penny stocks generally are equity securities with a price of less than $5.00 per unit. The penny unit rules require a broker-dealer, prior to a purchase or sale of a penny stock not otherwise exempt from the rules, to deliver to the customer a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a unit that becomes subject to the penny stock rules.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

We have established a Class of Preferred Unit with enhanced rights over the Common Units for sale in this Offering.

Series Seed Preferred Units were created in March of 2016 to facilitate the investment by Shark Tank's Mark Cuban (as seen on Shark Tank Episode 719). Preferred Units are designed to represent the same interest in the Company as Common Units while having additional rights to protect the interests of Series Seed Preferred Units. These rights include enhanced rights on liquidation, so that the Series Seed Preferred Investors would receive their investment in the Company back prior to any Common Unitholder receiving Company assets. While the Company views its Series Seed Preferred Unitholders as important partners in building the success of the Company, these rights may also allow Preferred Unitholders to act against the interests of the Common Unitholders in certain situations. For example, Preferred Unitholders could prevent the Company from raising additional capital when Management believes additional capital is needed. The exercise of the rights of Preferred Unitholders could materially and adversely affect the Company's business, operating results, and financial condition.

Investors have diluted voting rights.

Investors will be entitled to one (1) vote per unit of Common Unit. The Company may issue additional units in additional securities offerings, and the Board of Directors may at some time in the future designate other Unit types which could have voting rights different from the Common Units.

Operational Risks

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management and their Affiliates have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

There may be significant conflicts of interest between the management and its Affiliates and the Company.

The management and their Affiliates may engage in activities other than the ownership, service, and management of the Company, some of which may have similar objectives as the Company.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the LLC Agreement, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may seek other capital sources if needed in the future to execute its business plan. The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

We rely on oversees suppliers to provide our products.

Our reliance on overseas suppliers involves certain risks, including: shortages commodities or other materials, which could adversely affect our manufacturing efficiencies and ability to make timely delivery of our products, solutions, and services; changes in the cost of these purchases due to inflation, exchange rate fluctuations, taxes, tariffs, commodity market volatility, or other factors that affect our suppliers; poor quality or an insecure supply chain, which could adversely affect the reliability and reputation of our products; embargoes, sanctions, and other trade restrictions that may affect our ability to purchase from various suppliers; and intellectual property risks such as challenges to ownership of rights or alleged infringement by suppliers.

We may have difficulty attracting and retaining key employees.

Certain skills and experiences are very competitive, and difficulty attracting, developing, and retaining members of our management team and key employees could have a negative effect on our business, operating results, and financial condition. Maintaining a positive and inclusive culture and work environment, offering attractive compensation, benefits, and development opportunities, and effectively implementing processes and technology that enable our employees to work effectively and efficiently are important to our ability to attract and retain employees.

If our products contain significant defects, we could incur significant expenses to remediate such defects, our reputation could be damaged, and we could lose market share.

Our product offerings may contain defects due to any number of issues in design, fabrication, packaging, materials and/or use . These risks may increase as our products are introduced into new markets and as new manufactures are included. Some errors in our products may only be discovered after a product or service has been shipped or used. Undiscovered defects in our products could expose us to incur warranty, support and replacement costs as part of a product recall or otherwise, write-off the value of related inventory, and divert the attention of our personnel to find and correct the issue. An error or defect in new products could result in failure to achieve market acceptance and harm to our relationships with existing and prospective customers and partners and consumers' perceptions of our brand, which would in turn negatively impact our business operations, gross margin, revenue and/or financial results. We may be required to reimburse our customers, partners, or consumers, including for costs to replace products. If a product liability claim is brought against us, the cost of defending the claim could be significant and would divert the efforts of our management personnel and harm our business. Further, our business liability insurance may be inadequate or future coverage may be unavailable on acceptable terms, which could adversely impact our financial results.

We have historically suffered net losses, and we may not be able to sustain profitability.

We are incurring operating and net losses, and it is possible that we may never be able to sustain the revenue levels necessary to achieve and sustain profitability. If we fail to generate sufficient revenues to operate profitably on a consistent basis, or if we are unable to fund our continuing losses, you could lose all or part of your investment.

We have substantial doubt in our ability to continue as a going concern.

The accompanying financial statements have been prepared assuming we will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. However, we will need additional financing to continue to execute our business plan. We may raise capital through loans from current members, public or private equity or debt offerings, grants, or strategic arrangements with third parties. There can be no assurance that additional capital will be available to us on acceptable terms, or at all.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal, state, and international labor laws affect our operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal, state, and international healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from government regulators.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increase in our manufacturing or shipping costs, (2) increases in the rate of inflation, (3) increases in taxes and other statutory charges, (4) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (5) significant increases in insurance premiums, and (6) increases in borrowing costs.

Our bank accounts may not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

We may be unable to adequately protect our intellectual property rights.

The Company currently holds three trademarks. Our success will depend in part on our ability to obtain and maintain meaningful intellectual property protection for these trademarks and any other intellectual property. The names and/or logos of Company brands (whether owned by the Company or licensed to us) may be challenged by holders of trademarks who file opposition notices, or otherwise contest trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Such challenges could have a material adverse effect on the Company's financial results as well as your investment.

Changes in the economy could have a detrimental impact on the Company.

Changes in the general economic climate could have a detrimental impact on consumer expenditure and therefore on the Company's revenue. It is possible that recessionary pressures and other economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may adversely affect customers' confidence and willingness to spend. Any such events or occurrences could have a material adverse effect on the Company's financial results and on your investment.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant additional revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

We face competition from a number of large and small companies, some of which have greater financial, production, and other resources than we do.

In many cases, our competitors have longer operating histories, established ties to the market and consumers, greater brand awareness, and greater financial and marketing resources. Our ability to compete depends, in part, upon a number of factors outside of our control, including the ability of our competitors to develop alternatives that are superior. If we fail to successfully compete in the relevant markets, or if we incur significant expenses in order to compete, it could have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

 Limitation on director liability.

 The Company may provide for the indemnification of directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to the Company and its members for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this offering.

We rely on third party contractors for the production of our products. If we are unable to find quality contractors, it would severely impact our business.

We outsource certain aspects of our business to third party contractors. We are subject to the risks associated with such contractors' ability to successfully provide the necessary services to meet the needs of our business. If the contractors are unable to adequately provide the contracted services, and we are unable to find alternative service providers in a timely manner, our ability to operate the business may be disrupted, which may adversely affect our business, financial condition, results of operations and cash flows.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Offering

The Company is offering a Target Offering Amount (minimum) of $10,000.47 and up to a maximum amount of $119,999.94 of Common Units on a best-efforts basis as described in this Form C in order to fund its operations. We must raise an amount equal to or greater than the Target Offering Amount by the Offering Deadline. Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned without interest or deduction.

Common Units are being offered at $0.9568 each. The price of the Securities was determined based on a $10,000,000 Company valuation and does not necessarily bear any relationship to the Company's asset value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The Target Offering Amount that an Investor may invest in the Offering is $49.75, which is subject to adjustment in the Company's sole discretion.

In addition to the per-Unit price, the Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

Intermediary Fees and Commissions

Community Bond, LLC, our Intermediary, shall receive the following commissions and fees for acting as Intermediary:

- $5,000 (non-refundable onboarding fee, which was used to pay for the Creation of our Form C);
- 5% of the amount raised in the Offering, payable in cash from Offering proceeds.

The aggregate amount of fees paid to Community Bond, LLC will be included towards the $10,000.47 Target Offering Amount and the $119,999.94 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors.

Investor Fees charged by the Company

The Company is charging each investor an Investment Fee of 2.85% to partially cover Offering Costs associated with each investment. The Investment Fee for credit card transactions is increased to 6.00% to cover the higher cost the Company incurs when such transactions are processed.

The aggregate amount of these fees are not included towards the $10,000.47 Target Offering Amount or the $119,999.94 Maximum Offering Amount and this fee is not factored into each Investor's maximum investment amount permitted for unaccredited investors.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering if we raise the Target Offering Amount and if we raise the Maximum Offering Amount. The values below are not inclusive of payments to financial and legal service providers and escrow set up fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	Amount if Target Offering Amount Raised		Amount if Maximum Offering Amount Raised	
Intermediary Fees*	$	5,500.02	$	11,000.00
Estimated Offering Costs**	$	3,500.00	$	5,000.00
Product Inventory	$	-	$	75,000.00
Freight	$	-	$	10,000.00
Marketing	$	-	$	15,000.00
Working Capital	$	1000.45	$	3,999.94
Total	**$**	**10,000.47**	**$**	**119,999.94**

* These amounts do not include reimbursements to the Intermediary for expenses incurred on behalf of the Company, including a $5 per Investor processing fee charged the Intermediary's technology provider, escrow fees, and all fees associated with the use of any credit card or alternative considerations processors, all of which are included in "Offering Costs."

** The Company is charging each investor an Investment Fee ranging from 6.00% (when investing via credit card) to 2.85% (when investing via other methods). Those fees will be used to partially cover Offering Costs incurred by the issuer. The values listed here are estimated Offering Costs above and beyond the portion of the Offering Costs that this Investment Fee will pay. These amounts are estimates only, actual Offering Costs may be significantly higher or lower based on a range of factors.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by Community Bond, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

      A.   an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

      B.   the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

          i.   Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii.   Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii.   For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Investor funds will be held in escrow with North Capital Private Securities Corporation until released to the Company following one or more closings. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. <u>Investors using a credit card to invest may be required to represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.</u>

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be at least twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). The Company may conduct additional closings (each a "**Subsequent Closing**") on a rolling basis before the Offering Deadline. Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

Any investment commitments received after an intermediate closing will be released to the Company upon a Subsequent Closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's members are governed by the Amended and Restated Limited Liability Company Agreement, which each prospective investor will be required to be bound as a condition to purchasing Interests. Below are summaries of miscellaneous terms of the Amended and Restated Limited Liability Company Agreement, which summaries are qualified by the actual terms of the Amended and Restated Limited Liability Company Agreement, which is attached hereto as Exhibit C.

Capital Structure

The Company is authorized to issue two classes of Interests, Common Units and Preferred Units, with each Unit representing an equal share in the Company. The Company's total authorized units consist of 10,559,745 total Units, of which 10,312,500 Units are currently issued and outstanding. The Company may increase the number of authorized Units in each category or create additional categories of Units with the approval of its Board of Directors and majority approval of its Unit Holder (where each Common and Preferred Unit Holder will have one vote) plus the majority approval of its Series Seed Preferred Unit Holders.

Series Seed Preferred Unit Designation ("Preferred Units")

Series Seed Preferred Units were created in March of 2016 to facilitate the investment by Shark Tank's Mark Cuban (as seen on Shark Tank Episode 719). Currently, 2,039,305 Series Seed Preferred Unit are authorized. Each Preferred Unit is convertible, at the holder's discretion, into the number of units of the Company's Common Units on a 1 to 1 basis. Preferred Unit are anti-dilutive to reverse splits, and in the case of a reverse split, are convertible to the number of Commons Units after the reverse split as would have been equal to the ratio established prior to the reverse split. The conversion rate of units of Series A Preferred Unit would increase proportionally in the case of forward splits and may not be diluted by a reverse split following a forward split.

Preferred Units are designed to represent the same interest in the Company as Common Units while having additional rights to protect the interests of Series Seed Preferred Units. Preferred Units have the same rights to voting and distributions as Common Units, but have certain enhanced rights in other areas, including but not limited to on liquidation (Series Seed Preferred Units receive their original investment back first), the right to appoint a director to the Company's board, and enhanced rights to information from the Company and inspection of Company records. The Company is also required to get majority written consent from the Series Seed Preferred Unit Holders prior to engaging in various major actions, including but not limited to the raising of additional capital, and issuing of additional units (including options), liquidation of the Company, declaring of distributions, changing the officers of the Company or their compensation, engage in certain transactions with Affiliates of the Company. For a complete description of the rights of Series Seed Preferred Units, see Exhibit 4.2 of the Company's Amended and Restated Limited Liability Company Agreement (attached hereto as Exhibit C) and the Investors' Rights Agreement (attached hereto as Exhibit D).

Voting and Control

The holders of Common Units offered hereunder are entitled to one (1) vote per unit. Preferred Units are also entitled to one (1) vote per Unit, but unlike Common Units, are also entitled to vote separately to approve or prevent various major Company actions, including but not limited to the raising of additional capital, and issuing of additional units (including options), liquidation of the Company, declaring of distributions, changing the officers of the Company or their compensation, engage in certain transactions with Affiliates of the Company. Pursuant to the Company's LLC agreement and the Investor Rights Agreement of the Preferred Members , one director of the Company is elected or removed by the written consent of the Preferred Units and the remaining four Directors are elected or removed by the written consent of a majority of interests of all members (with Common and Preferred Units each receiving one vote). Voting may be by proxy if filed with the secretary of the Company. Directors serve until removed (but may be removed at any time).

Distributions

The Securities do not entitle Investors to any specific distributions except as declared by the Company's Board of Directors from time to time. Since inception, we have only declared distributions when necessary to cover the tax liabilities incurred by our owners as a result of their ownership of our business, and do not intend to declare distributions in the near future (except when necessary to cover such tax liabilities).

In the event the Company makes distributions, Common Units and Preferred Units shall share ratably in such distributions, provided that if the Company issues distributions payable in units of the Company, or options, warrants, or rights to acquire units of such units of the Company, the distributions shall be payable in the same class upon which the distributions are being paid.

Allocations

During the Company term and upon its liquidation, the Company shall allocate all profits and losses in a manner that would cause the Capital Account of each Member to equal, as nearly as possible, the amount that Member would receive upon liquidation of the Company, as set forth in Section 5.1 of the Company's Amended and Restated Limited Liability Company Agreement (attached hereto as Exhibit C).

Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Our three officers/co-founders hold a majority of the total Units of the Company which are required to enact most decisions related to the Company (although various major actions required written consent from a majority of the Series Seed Preferred Unit Holders, as discussed above).

Dissolution

Upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any Security, the Company shall fully pay all of its debts and liabilities along with the expenses of liquidation, and shall set up a reserve for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by its Management. After the payment of such liabilities and set aside of such contingency funds, the remaining assets of the Company legally available for distribution, if any, shall be distributed ratably to the holders of the Company's Common Unit and Preferred Units shall be entitled to share ratably (based on the number of Units held by each such holder) in the remaining net assets of the Company.

Drag Along Rights

At any time prior to the consummation of a Qualified Public Offering, the holders of a majority of the Company's Units may, with the consent of the Company's Board of Directors, "drag-along" minority Unitholders by forcing them to participate in the sale at the same price and on the same terms as the majority Members who negotiated that transaction. Upon the receipt of a duly authorized "drag along notice,") all Company Members are required to sell their Units, raise no objection to the transaction, vote in favor of the transaction (if a vote of the members is required), and waive and dissenters' rights (e.g., rights to appraisal). For a complete description of the drag-along rights of the Company's majority Members, see Section 9.2 of the Company's Amended and Restated Limited Liability Company Agreement (attached hereto as Exhibit C).

Other Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Dispute Resolution

The Amended and Restated Limited Liability Company Agreement contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to submit to binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in Dallas, Texas. In the event arbitration is required, discovery will be limited. This provision contains various exceptions, including permitting the Company to obtain injunctive relief against Members which are engaging in conduct which may cause irreparable harm to the Company. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

By signing the Amended and Restated Limited Liability Company Agreement, the parties are also giving up their rights to a jury trial with regards to any cause of action related to the Agreement.

The arbitration provisions do not apply to claims under the Securities Act or Securities Exchange Act of 1934, each as amended from time to time.


DILUTION


Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of units outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred units or warrants) into units.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2000 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.

● In December the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2001 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a unit price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

VALUATION

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

In this offering we are selling Common Units using a pre-money Company valuation of approximately $10,000,000. This means that, upon the Completion of this offering, we will value the company at approximately $10,000,000 plus the amount of money we raise in this Offering, minus intermediary fees and offering expenses. We determined this valuation based on the following information:

● Typical valuations of other consumer product companies: Footwear companies in our sector have a standard multiplier of 9-10 of gross revenue.

● Our position in the market relative to similar companies; We are currently on the top end of small businesses operating in this sector. Our online marketing presence and ability to drive direct to consumer sales positioned Combat Flip Flops for higher profitability than our competitors. Combat Flip Flops is insulated from the increased manufacturing and shipping costs incurred by our competition that primarily manufactures in China.

● Projected increases in revenue based on ongoing conversations with potential retail partners: In 2023, the Army and Marine Corps military exchanges placed opening orders for 38 stores. Sales are being received well and we expect to grow military exchange presence in 2024.

● Projected increases in revenue based on additional product launches: Combat Flip Flops will focus on producing core, revenue generating products more economically to meet customer demand and increase profitability. The Company's newest product is the Afghan Cashmere, which generates a high profitability margin, is the lowest price pure cashmere scarf on Amazon, and historically has a 100% sell through.

Transfer Agent and Registrar

The Company has not currently engaged a transfer agent and currently acts as its own registrar for the Securities,

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as <u>Exhibit G</u>.

Operations, Liquidity, and Capital Resources

Operations

<u>Revenues</u>

Total revenues for the years ended December 31, 2022 and 2021 were $675,995.42 and $1,249,614.13, respectively. Revenues decreased by approximately 45.90% due to the withdrawal of U.S. Forces from Afghanistan. To compliment flip flop seasonality, we sell textiles from Afghanistan that represent roughly 30% of gross revenue and the majority of year end margin to purchase flip flops for the following Spring. Combat Flip Flops had over $300,000 in product stuck in Afghanistan for a year following the U.S. withdrawal. This caused us to miss year-end sales significantly, decreased cashflow, and restricted our ability to purchase footwear for 2022. We were able to bring in the 2021 Afghan product in late 2022, but most of the sales of that product are not represented in our year end 2022 financial statements.

<u>Cost of Sales</u>

Cost of sales as a percentage of sales, was approximately 58.70% ($396,835.41) and 49.74% ($621,612,22) for the years ended December 31, 2022 and 2021, respectively. The increase in cost of sales was primarily due to the our inability to purchase footwear in bulk for the 2022 season due to cash constraints caused by our products being held up in Afghanistan following the U.S. withdrawal in late 2021. Our materials, manufacturing, and shipping costs more in smaller volumes.

<u>Gross Profit</u>

For the years ended December 31, 2022 and 2021 we realized gross profit of $279,160.01 and $628,001.91, respectively. Gross profits reflect gross margin percentages for the years ended December 31, 2022 and 2021 of approximately 41.30% and 50.26%, respectively. The change in gross margin reflects our increases in costs (due to cash constraints) as well as our need to discount products in order to encourage pre-sales of footwear.

Operating Expenses

Total operating expenses for the years ended December 31, 2022 and December 31, 2021 were $338,813.90 and $658,823.16, respectively. The components of Operating Expenses, the changes to each category, and the reason for such changes are summarized in the table below:

Category	2022	2021	Change ($)	Change (%)	Explanation
Total Advertising and Promotion	$ 166,765.11	$ 252,266.48	$ (85,501.37)	-33.89%	Lower advertising against lower overall revenue
Total Commissions	$ 19,964.97	$ 43,737.60	$ (23,772.63)	-54.35%	Lower commissions against lower overall revenue
Total Labor Expenses	$ 84,631.95	$ 263,458.68	$ (178,826.73)	-67.88%	Major Cut in Owners Salaries for 2022
Total Travel Expense	$ 8,368.47	$ 15,143.42	$ (6,774.95)	-44.74%	Cut travel to bare minimums in 2022
Product Development	$ 12,762.54	$ 9,426.88	$ 3,335.66	35.38%	Increase work to add new product lines
Total Insurance Expense	$ 7,083.33	$ 7,286.66	$ 203.33	2.79%	Slight rate increase
General Admin	$ 39,237.53	$ 67,503.44	$ (28,265.91)	-41.87%	Scaled down in relation to lower overall revenue

Other Income and Expenses

Other income (expense) for the years ended December 31, 2022 and 2021 was ($19,447.07) and $15,237.47, respectively. The change in other income (expense) can be attributed to a slight increase in the Company's interest expense and the fact that the Company received PPP Loan Forgiveness of $0 and $34,200 in 2022 and 2021 respectively.

Loss from Operations

Net loss from operations for the year ended December 31, 2022 was $79,100.96 compared to $15,583.78 for the year ended December 31, 2021, a change of $63,517.18 or approximately 507.59%. The increase in the net loss can primarily be attributed to the fact that Combat Flip Flops had over $300,000 in product stuck in Afghanistan for a year following the U.S. withdrawal. This had a major impact on Company revenue and reduced the Company's ability to stock inventory in the following year.

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the ordinary course of business.

As of December 31, 2022, the Company had $63,352 in cash and cash equivalents. As of October 31, 2023, that amount was $52,866.36.

The Company sustained a loss of $79,100.96 for the year ended December 31, 2022 and $15,583.78 for the year ended December 31, 2021. The Company currently estimates it has accumulated additional losses totaling approximately $29,000 from January 1, 2023 – October 31, 2023. Because of the absence of positive cash flows from operations, the Company has required additional funding for continuing the scaling of its business. These factors raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We are presently able to meet our obligations as they come due through our borrowing and the support of our members

Net cash provided by (used in) operating activities for the years ended December 31, 2022 and 2021 were ($145,868.29) and $120,116.73, respectively. The primary difference was due to the U.S. withdrawal from Afghanistan and $300,000 in holiday products being held for a year.

Net cash provided by (used in) financing activities for the years ended December 31, 2022, and December 31, 2021, were $101,885.12 and ($111,373.34), respectively. This was because in 2022 we received an additional $125,000 in equity investment while in 2021 we were primarily making payments on our debt.

As of December 31, 2022 and December 31, 2021 the Company had total liabilities of $372,293.84 and $321,538.35 respectively. Long-term liabilities plus a working capital loan from PayPal represented $244,530.33 (12/31/2022) and $311,717.43 (12/31/2021) of these amounts; as of October 31, 2023 that total (plus a $100,000 convertible note taken out in October 2023) was $306,394. The Company was also liable to reimburse its CEO (Matthew Griffin) and President (And Sewery) for expenses personally paid by these individuals on behalf of the Company of $49,392.40 (12/31/2022) and $22,670.78 (12/31/2021) respectively. As of October 31, 2023 that total was $61,743.04.

We anticipate that our future liquidity requirements will arise from the need to fund our growth from operations, pay current obligations and future capital expenditures. The primary sources of funding for such requirements are expected to be cash generated from operations and raising additional funds from the private sources and/or debt financing. However, we can provide no assurances that we will be able to generate sufficient cash flow from operations and/or obtain additional financing on terms satisfactory to us, if at all, to remain a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis and ultimately to attain profitability. Our Plan of Operation for the next twelve months is to raise capital to implement our strategy. We have the necessary cash and revenue to satisfy our cash requirements for the next 12 months, and believe that we can support the company to profitability with our current cash position, but it will take longer and result in a lower sales volume than we believe is possible with additional capital support.

We believe we will need to raise approximately $600,000 to $700,000 (including this maximum $124,000 raise) to implement our business plan, which will require us to rise additional capital in the next 12 months in addition to this offering. We cannot guarantee that additional funding will be available on favorable terms, if at all. If adequate funds are not available, then we may not be able to expand our operations. If adequate funds are not available, we believe that our officers and directors will contribute funds to pay for some of our expenses. However, we have not made any arrangements or agreements with our officers and directors regarding such advancement of funds. We do not know whether we will issue equity to secure the loans or whether we will merely prepare and sign promissory notes. If we are forced to seek funds from our officers or directors, we will negotiate the specific terms and conditions of such loan when made, if ever. Although we are not presently engaged in any other capital-raising activities, we anticipate that we may will in one or more private offering of our company's securities. We would most likely rely upon the transaction exemptions from registration provided by Regulation D, Regulation CF or conduct another private offering under Section 4(2) of the Securities Act of 1933.

We are not aware of any trends or known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in material increases or decreases in liquidity.

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates raising additional capital following this offering through other offering exempt under the Securities Act.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of acquisition to be cash equivalents. Cash and cash equivalents on December 31, 2022 and December 31, 2021 were $63,352.09 and $106,773.80, respectively. As of October 31, 2023, the amount of cash and cash equivalents was $52,866.36. This change was due to a greater need for cash to purchase inventory for sale, especially after August 2021 U.S. withdrawal from Afghanistan and resulting financial impact to the Company.

Trends and Uncertainties

Combat Flip Flops is subject to the overall market trends to include reduction in consumer spending due to inflation, shipping port delays, ground transportation delays, weather delays, social media advertising changes, border closures, and the relentless Acts of God.

Increase in material costs, increases in freight costs, increases in warehousing costs, increases in shipping costs, increases in advertising rates, increases in mandatory wages are all factors out of Company control that affect profitability and performance.

For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

Previous Offerings of Securities within the Last Three Years

In August 2022, the Company sold 312,500 Series Seed Preferred Units to two accredited investors pursuant to Section 4(a)(2) of the Securities Act. These Units were sold at a price of $0.40 per Unit based on a pre-money Company valuation of $4,000,000, resulting in total offering proceeds of $125,000.

In October of 2023, the Company issued a $100,000 Convertible Note to a single accredited investor pursuant to Section 4(a)(2) of the Securities Act. The terms of this Convertible Note are summarized above in the section entitled "CAPITALIZATION AND DEBT - Outstanding Options, Safes, Convertible Notes, Warrants" and set forth in full in see the Form of Series Seed Preferred 2023 Convertible Promissory Note attached hereto as Exhibit E.


OWNERSHIP


The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C, calculated on the basis of voting power, as well as the ownership .

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power) prior to offering
Matthew Griffin	3,391,574 Common Units	32.5170%
Andy Sewrey	2,061,545 Common Units	19.7653%
Donald Lee	1,197,026 Common Units	11.4766%


TRANSACTIONS WITH RELATED PERSONS


From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Other than the payment of officer salaries and benefits, and repayment of certain Company expenses by its officers which are reflected as current liabilities on the balance sheet (and which accrue no interest); the Company has not conducted any other transactions of $500 or greater with related persons between January 1, 2022 and October 31, 2023:

MATERIAL TAX CONSIDERATIONS

The potential Investor should be aware of the material Federal and State income tax aspects of an investment in the Interests. Investors should consult with their tax professional to determine the effects of the tax treatment of Interests with respect to their individual situation. No information contained herein, nor in any prior, contemporaneous, or subsequent communication should be construed by a prospective Investor as legal or tax advice. We are not providing any tax advice as to the acquisition, holding or disposition of the securities offered herein. In making an investment decision, Investors are strongly encouraged to consult their own tax advisor to determine the U.S. Federal, state and any applicable foreign tax consequences relating to their investment in our securities. This written communication is not intended to be "written advice," as defined in Circular 230 published by the U.S. Treasury Department.

Reporting Status of the Company

The Company will elect to be treated as a partnership for Federal and State income tax purposes. By maintaining partnership tax status, the Company will not report income or loss at the Company level but will report to each member their pro rata share of profits and losses from operations and disposition. This process will make the Company a pass-through entity for tax purposes.

Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not generally a taxable entity. A member will be required to report on their federal tax return their distributable share of partnership profit, loss, gain, deductions, or credits. cash distributions may or may not be taxable, depending on whether such cash distribution is being treated as a return of capital or a return on investment. Tax treatment of the cash distributions will be treated according to appropriate tax accounting procedure as determined by the Company's tax advisor.

Basis of the Company

An original tax basis will be established for the Company. The tax basis of the Company will be adjusted during the operations of the Company under applicable partnership tax principles.

Basis of a Member

A member will establish their original tax basis based on the amount of their initial capital contribution. Each member's tax basis will be adjusted during operations of the Company by principles of subchapter K of the Internal Revenue Code. A member may deduct, subject to other tax regulations and provisions, their share of Company losses only to the extent of the adjusted basis of their interest in the Company. Members should seek qualified tax advice regarding the deductibility of any Company losses.

Deductibility of Expenses

The Company will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the members. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

Taxable Gain

Members may receive taxable income from Company operations, from the sale or other disposition of a member's Interests, from disposition of the Company assets, or from phantom income. Presently, the maximum Federal tax rate on cost recovery recapture is twenty-five percent (25%). The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Investors should check with their tax professional for information as to what capital gains tax rate applies to them.

From Operations

Our Manager is projecting that there will be taxable income to distribute to the members on the Schedule K-1 report provided to each member annually.

From Disposition, Dissolution and Termination

On disposition of the Company assets or on dissolution and termination of the Company, which will likely be caused by the sale of the Company assets, the members may be allocated taxable income that may be treated as ordinary income or capital gain.

In addition, the members may receive an adjustment in their capital account(s) that will either increase or decrease the capital gain to be reported. The Agreement describes the operation of capital accounts for the Company and the members.

From Sale or Other Disposition of a Member's Interests

A member may be unable to sell their Interests in the Company, as there may be no market. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a member's Interests, the member will report taxable gain to the extent that the sale price of the Interest exceeds the member's adjusted tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the member and will be taxed at the cost recovery tax rate in effect at that time. members should seek advice from their qualified tax professional in the event of the sale of the member's Interest.

Phantom Income

It may occur that in any year the members will receive an allocation of taxable income and not receive any cash distributions. This event is called receiving phantom income as the member has taxable income to report but receives no cash. In this event, the members may owe tax on the reportable income, which the member will need to pay out of pocket.

Unrelated Business Income Tax (UBIT)

An Investor who is tax exempt (such as a charitable organization), or who acquires Interests through a tax-exempt vehicle (such as an Individual Retirement Account) may be subject to Unrelated Business Income Tax (UBIT). Our Manager recommends that Investors contact their qualified tax advisor to determine how/whether the application of UBIT may apply to them.

Audits

Election Out of Bipartisan Budget Act Audit Rules

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership's timely filed return. The Partnership Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual member is used for income tax reporting purposes. The election must be made annually on the partnership's timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election out.

It is the intent of the Company to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Company will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Company based on the tax classification of the members.

Members will be required timely to furnish the Company with the information necessary to make the annual election, and the Company will be authorized to provide such information to the IRS.

Push Out Election (Audit)

The "push out" election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the "push out" election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner's share of the adjustment.

If the Company fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Company intends to elect the application of the "push out" procedures. In the event of a push out, or if the "push out" is not effective, a former member may owe additional tax if they were a member during the reviewed year.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.combatflipflops.com/pages/about-us.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) have previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.mainstreetbond.com/combatflipflops

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Certificate of Formation and Amendments Thereto
Exhibit C	Amended and Restated Limited Liability Company Agreement
Exhibit D	Investors' Rights Agreement (of Preferred Unitholders)
Exhibit E	Form of Series Seed Preferred 2023 Convertible Promissory Note
Exhibit F	Subscription Agreement
Exhibit G	Unaudited Financial Statements
Exhibit H	Listing Agreement with Community Bond, LLC

EXHIBIT B TO FORM C
CERTIFICATE OF FORMATION AND AMENDMENTS THERETO
FOR
COMBAT FLIP FLOPS LLC

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EXHIBIT C TO FORM C
AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

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EXHIBIT D TO FORM C
INVESTORS' RIGHTS AGREEMENT

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EXHIBIT E TO FORM C
FORM OF SERIES SEED PREFERRED 2023 CONVERTIBLE PROMISSORY NOTE

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EXHIBIT F TO FORM C
SUBSCRIPTION AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SUBSCRIPTION AGREEMENT

To: Combat Flip Flops LLC
        50 SE Bush ST
        Issaquah WA 98027

Ladies and Gentlemen:

The undersigned ("**Investor**") hereby subscribes for the number and dollar amount ("**Subscription Amount**") of Units (defined below) of Combat Flip Flops LLC, a Delaware limited liability company (the "**Company**") as indicated on the signature page hereto.

WHEREAS, the Company is offering up to 125,418 units of its Common Units (the "**Units**") at a price of $0.9568 per Unit pursuant to its Form C, including Exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Securities Act**").

NOW, THEREFORE, it is agreed as follows:

1. The Units will be held by the Investor as indicated on the signature page hereto (e.g. individual, corporation, custodial account, community property, etc.).

2. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

A. Concurrent with the execution hereof, the Investor authorizes North Capital Private Securities Corporation, as escrow facilitator for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

B. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

C. The Company has entered into, and from time to time may enter into, separate subscription agreements with other Investors for the sale of Units to such other Investors. The sale of Units to such other Investors and this sale of the Units shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

D. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the target offering amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive Units in exchange for his or her or its investment. Units will be issued in book entry form.

E. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Subscription Agreement.

F. The aggregate value of Securities sold shall not exceed $119,999.94 (the "Oversubscription Offering"). The Company may accept subscriptions until January 30, 2024 (the "Termination Date").

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4. The Investor hereby further represents, warrants, acknowledges and agrees as follows, which representations and warranties will be true and correct as of Investor's Closing Date:

A. The information provided by the Investor to the Company via this Subscription Agreement and its exhibits, schedules or appendices, or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

B. The Investor, if an individual, is over 18 years of age (or older if required by Investor's state), and the address set forth above is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

C. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. Investor further represents that Investor's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of Investor's jurisdiction.

D. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

E. Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Units. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement, and not based on any other documents or information generated by the Company or its existing Members, directors, employees, or agents.

F. The Investor is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company, as may be desired or advisable.

G. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

H. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

I. The Investor acknowledges and understands that:

    i.   The Units are a speculative investment and involve a substantial degree of risk;

    ii.   The Company does not have a significant financial or operating history;

    iii.   The Units are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

    iv.   Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

J. The Investor has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the "Risk Factors" contained in the Offering Statement.

K. The Investor represents and warrants that (i) the Units are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Units are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("OFAC"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

L. If the Investor is an individual retirement account, qualified pension, profit sharing, or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

M. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

N. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed, and delivered, and constitutes the legal, valid, and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

O. Investor acknowledges and agrees that there is no ready public market for the Units and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Units on any market or take any steps [including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")] with respect to facilitating trading or resale of the Units. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Units. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Units. Investor further understands and agrees that the Units **may not be transferred by Investor during the one-year period beginning at the Closing Date, unless such securities are transferred (i) to the Company; (ii) to an accredited Investor; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance.** This provision will survive closing or termination of this Subscription Agreement.

5. Investor has accurately answered all questions on and completed the signature page hereto, U.S. Accredited Investor Certificate, AML Certificate, Subscriber Information Appendix and all other exhibits, appendices and schedules included herewith, each made a part hereof by reference.

6. Investor agrees that the Company may rely on the representations and warranties and other information provided by Investor.

7. It is understood that this subscription is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may terminate the offering at any time, and may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Units (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), except for Section 2(D) hereof, which shall remain in force and effect.

8. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

9. The Company represents and warrants to the Investor that:

A. The Company is duly formed and validly existing in good standing as a corporation under the laws of the State of Delaware and has all requisite power and authority to carry on its business as now conducted.

B. The execution, delivery, and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

C. The Units, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

10. Notwithstanding anything contained in this Subscription Agreement, Investor is not being asked to waive, and is not waiving, any right to bring a claim against the Company under the Securities Act or Securities Exchange Act of 1934, as amended; however, the Company may rely on the representations contained in this Subscription Agreement in defense of such claims, if applicable.

11. Miscellaneous.

A. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

B. This Subscription Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

C. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators, and successors, and shall inure to the benefit of the Company and its successors and assigns.

D. None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

E. The invalidity, illegality, or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality, or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

F. This Subscription Agreement constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

G. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

H. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

I. No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

J. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery. All methods of transmission to be made to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above on page 1 of this Subscription Agreement with respect to the Company, except that the Company will not accept notice by email or other electronic communication.

K. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES. There is no guarantee that an investment in the Company will generate a profit or return on investment, or that the Investor will not lose their entire investment. The Investor is advised to seek the advice of professional counsel, including tax, legal, and financial advisors, and the Investor is making its own independent decision on the suitability of an investment in the Company.

L. Investor agrees that the Company may deliver all notices, tax reports, and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company immediately if Investor changes its email address or home mailing address so the Company can send information to the new address.

M. Each of the parties hereto agrees that the transaction consisting of this Agreement and its exhibits, appendices and schedules (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

N. The interpretation, performance and enforcement of this Agreement shall be governed by the laws of the State of Delaware as applied to contracts executed in and performed wholly within the State of Delaware , without reference to principles of conflict of laws.

[EXECUTION PAGE FOLLOWS]

COMBAT FLIP FLOPS LLC

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Units of Combat Flip Flops LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

Number of securities: _____ **Common Units**
Subscription Price: $_____ USD

TYPE OF OWNERSHIP:

(Name of Subscriber)

If the Subscriber is individual:

If the Subscriber is not an individual:

By:
(Authorized Signature)

☐ Individual

(Official Capacity or Title, if the Subscriber is not an individual)

☐ Joint Tenant
☐ Tenants in Common

☐ Community Property

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

If interests are to be jointly held:

Name of the Joint Subscriber:

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Taxpayer Identification Number

Type of account:

(Telephone Number)

EIN of account:

(Offline Investor)
(E-Mail Address)

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

       Dated as of
         Combat Flip Flops LLC
       By:

         Authorized Signing Office

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF THE UNITED STATES

TO: Combat Flip Flops LLC (the "**Company**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Company that:

i.   The Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in the United States or subject to applicable securities laws of the United States;

ii.   the issuance of the securities in the capital of the Company under this agreement (the "**Securities**") by the Company to the Subscriber (or its disclosed principal, if any) may be effected by the Company without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii   the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv   the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v   the applicable securities laws do not require the Company to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind what so ever in the international jurisdiction;

vi.   the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Company to be come subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Company to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Company;

vii.   the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of the United States, and the Subscriber acknowledges that the Company shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii.   The Subscriber will provide such evidence of compliance with all such matters as the Company or its counsel may request

The Subscriber acknowledges that the Company is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Company. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Company to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                                   By:
                                                   (Signature)

                                                   Name:

(If signing on behalf of entity)

Title:
(If signing on behalf of entity)

EXHIBIT G TO FORM C
COMPANY FINANCIAL STATEMENTS

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EXHIBIT H TO FORM C

LISTING AGREEMENT WITH COMMUNITY BOND, LLC

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